Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.            Date, Time and Place: December 12, 2019, at 3:00 p.m., at the branch of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8º andar, in the city of São Paulo, State of São Paulo, CEP 01452-919, the Board of Directors held a meeting.

2.            Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman), Daniel Feffer (Vice-Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member, through delegation of vote to Claudio Thomaz Lobo Sonder), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member). The following were invited to hold a presentation. Mr. Walter Schalka, Company CEO, Mr. Marcelo Bacci, Company CFO and Mr. Carlos Anibal, Pulp Executive Officer.

3.            Chairman and Secretary: Mr. David Feffer chaired the meeting and Mr. Vitor Tumonis was the secretary.

4.            Agenda: To resolve on the approval of the Company’s Annual Budget for the fiscal year of 2020.

5.            Presentation and discussions on the agenda: Once invited, Mr. Walter Schalka and the officers presented to this Board the proposal of the Company’s Annual Budget projected for the fiscal year of 2020, including, among other items, values of OPEX and CAPEX. After the presentation, the members of the Board of Directors were given the necessary clarifications on the topics presented and, having no objections to what was presented or clarified, the following resolutions were agreed.

6.            Minutes in Summary Form: The Board Members unanimously resolved to draw up the minutes in summary form.

7.            Resolutions of the Agenda: Pursuant to Article 14(h) of the Company’s Articles of Incorporation, the Board Members, unanimously and without exception, approved the Annual Budget projected for the fiscal year of 2020 in the form of the minutes filed at the Company’s headquarters, being the members of the Board of Directors authorized to make the investments and expenses provided for therein.

(continuation of the minutes of the Meeting of the Board of Directors of Suzano SA, held on 12.12.2019 at 03:00 p.m.)

8.            Closing: There being no further business, the Meeting was ended. The minutes of the Meeting were prepared, read and approved by all the attending Board Members. Signatures. Board: David Feffer - Chairman; Vitor Tumonis - Secretary. Board Members David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman), Daniel Feffer (Vice-Chairman), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member, through delegation of vote to Claudio Thomaz Lobo Sonder), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

These minutes are a true copy of the original drawn up in the proper book.

São Paulo, SP, December 12, 2019.

Vitor Tumonis
Secretary